INVEST IN **GIGASTAR**

The NASDAQ of the Creator Economy


GigaStar

gigastar.io Chicago, IL

Technology · Marketplace · Fintech & Finance · B2B · Blockchain & Web3

Highlights

VC-Backed
Raised $250K or more from a venture firm

Repeat Founder
Started a prior company with $2M+ in funding or revenue

Regular Updates
Founders have a strong track record of investor updates.

1. The first and only SEC-registered platform to turn Creator businesses into investable deals
2. Built by an award-winning team with 8-figure exits to Robinhood and Disney
3. Backed by institutional investors, including Belvedere Strategic Capital & Nameless Ventures
4. $3.6M in Creators' YouTube revenue processed by platform each year, up 364% YoY
5. $7M+ raised for Creators, $1.4M+ already distributed to Investors
6. Creating the regulated market for a $480B Creator Economy by 2027 (Goldman Sachs)
7. 1 of only 10 SEC-registered platforms to trade digital asset securities, cleared in all 50 states
8. GigaStar is an official YouTube Partner

Featured Investors



OneLegacyOne, LLC Follow Invested $2,400,000

A private investment company managed by fintech entrepreneur Rick Tomsic, who founded the cloud-based futures brokerage Tradovate (acquired by NinjaTrader/Kraken) and Open E Cry (acquired by optionsXpress/Schwab).

Rick Tomsic, Manager of OneLegacyOne, LLC, and Manager of Tomsic Holdings, LLC
"Every transformational market requires the right infrastructure before it can scale. GigaStar is building that infrastructure for the creator economy by connecting creators seeking growth capital with investors who want to invest in their success, all within a regulated marketplace for trading these digital assets. I believe GigaStar isn't just creating a better funding model for creators—it's establishing the foundation for an entirely new investable asset class."



Belvedere Strategic Capital Follow Invested $1,057,619

Belvedere Strategic Capital backs financial-market infrastructure, with stakes in Clear Street, MEMX, and Pyth Network.

Ryan Sullivan, Co-Founder and Managing Partner.
"We invest in companies building critical infrastructure for financial markets and the broader financial

"We invest in companies building critical infrastructure for financial markets and the broader financial ecosystem. GigaStar took an ambitious idea and successfully built a regulated marketplace around a new asset class. We've been impressed with the team's execution since our initial investment and are excited to see the platform continue to grow."



Nameless Ventures in Follow

Nameless Ventures backs early-stage tech and consumer companies including Factor 75, Kin, and Jiobit; 17 companies since 2017, one now a unicorn.

Pavel Sokolovsky, CEO of CatchCo and Investor at Nameless.

"A year ago, GigaStar was a promise. Today Creators are raising, Investors are getting paid monthly, and there's a regulated market to trade on. They turned Creator revenue into a real asset class, and the scale ahead is what excites us most."

& 1316 more

Team



Hazem Dawani Chief Executive Officer

2x exited founder. OptionsCity (acquired by Vela Trading) and Predata (acquired by FiscalNote). Named to Crain's Chicago 40 Under 40. Illinois Tech Computer Engineering BS.



Victor Glava Chief Technology Officer

2x exited tech builder. Co-founded OptionsCity Software and Cove Markets, the advanced crypto trading ecosystem Robinhood acquired in 2021. Led a 10-person engineering team at Robinhood. Illinois Institute of Technology Computer Science MS.



Sarah McNabb Chief Marketing Officer

Built full marketing infrastructure and helped grow investor database to 30K+ as a 20+ year financial marketing executive. Certified Cryptocurrency expert. Columbia College Chicago BA. DePaul University MA.



Mohammed Asfour Chief Operating Officer

Serial entrepreneur with 25 years in media and technology. Trained as an architect. Founded and scaled multiple companies since 2000, including one of the world's earliest YouTube networks: 44M subscribers, 13B+ views.



Jason Aubrey Chief Architect

Architect of GigaStar's blockchain platform for digital securities, governance, and revenue distribution. A former CTO with 25 years building financial systems at DRW, Edgewater Markets, AlphaWorks, and BofA, processing billions in daily notional volume.



Scott Kitun Chief Business Officer

Media entrepreneur. Co-founded Songfinch, the #1 US consumer-tech company on the 2023 Inc. 5000, drove $100M+ in sales and $50M+ paid to artists. Sold Technori to Kingscrowd. Northwestern MS.



Andy Faberlle VP of Creator Partnerships

Creator Economy veteran. Founding team member at Maker Studios, the YouTube network Disney acquired for $950M+. Led team that scaled network to over 5K channel partnerships. Michigan State University BA.

Invest and trade Creator revenue on an SEC-registered market


Why GigaStar?



An update from GigaStar

Last year, 2,675 of you invested nearly $4M in GigaStar. $1.5M came in 12 hours, the fastest raise on Wefunder in 2025. You trusted us to build the regulated financial infrastructure of the Creator Economy. We built it. Now we want the Community that made it possible back for the next chapter.

GigaStar is where Creators raise capital by offering a share of their future YouTube revenue, and where Investors receive monthly distributions as those channels earn. With the launch of GigaStar Trading, our SEC-registered digital Alternative Trading System (ATS) secondary market, those securities can now be traded, something no other platform offers.

You invested. We built. Here's the progress:

$7M+
IN CAPITAL RAISED
empowering Creators to grow

$1.4M+
IN REVENUES DISTRIBUTED
to Creators, a number that grows every month

56%
GROWTH
year over year for Investor revenue distributed

1 of 10
COMPANIES IN THE US
cleared to trade digital asset securities, GigaStar Trading among them, now live in all 50 states

30,000+
INVESTORS ACCOUNTS
on the platform

Today, GigaStar is the only SEC- and FINRA-registered marketplace where Creator revenue is turned into a security, distributed to Investors, and traded. It's built by a team with exits to Robinhood and Disney, and backed by $9.8M in total funding, including investments from VCs Belvedere Strategic Capital and Nameless Ventures.

We invite you to be part of the next chapter, bringing institutional capital onto the platform, expanding GigaStar Trading's liquidity, and taking the model beyond YouTube to platforms like Substack, Twitch, and Instagram.

Here's to building the Creator Economy's capital markets, together.

Hazem Dawani

CEO, GigaStar

Built where the $480B creator economy meets private market access


GigaStar
TOKENIZED SECURITIES
$25B
CREATOR ECONOMY
$480B
RETAIL PRIVATE MARKET
$2.5T

The Creator Economy is experiencing explosive growth. Creators are building global brands, loyal audiences, and lucrative businesses. Goldman Sachs projects the market will grow from $250B today to $480B by 2027, growing at startup velocity, but for an entire sector.

At the same time, everyday Investors are getting access to private markets for the first time. Startups, real estate, and private equity that used to be reserved for institutions and the ultra-wealthy are opening up to retail money, a shift expected to reach $2.5T by 2030.

These two markets need a bridge, and tokenization builds it. Assets that once

required a Wall Street broker and a six-figure minimum can now be issued, held, and traded as digital securities. That market is already worth roughly $25B, and it's what lets everyday Investors act on the first two trends, putting money into Creator revenue.

Investing in the Creator Economy has been off-limits to everyday Investors

Creators are the next generation of entrepreneurs. What used to be dismissed as "just making videos" is now one of the most scalable business models in the world - YouTube alone has paid Creators $100B since 2021. Creators are more than talent now. They are the business.

And like any growing business, they need capital to scale, to hire, and to expand into new platforms. But Creators don't have access to normal business financing. Traditional lenders underwrite income and collateral, not audiences, so a Creator with millions of loyal fans and real monthly revenue still doesn't qualify for a loan. The only option left is high-interest lending that eats into the revenue they're trying to reinvest in the first place.


270M
CREATORS WORLDWIDE
Only 2M make a living. Capital is the bottleneck.

On the other side sits an even stranger gap: you can't invest in a Creator the way you'd invest in any other business. If you wanted exposure to the biggest growth story of the last decade, your only real option was buying stock in the platforms. There was no way to invest directly into the Creators actually driving the value. More than 80% of US households can't access private markets at all — no venture deals, no pre-IPO shares, no way to back that kind of growth.

Creator content needs an institutional layer to become investable the way any other business is.


CREATORS THRIVE...BUT GET BOXED IN BY LOAN PAPERWORK
195k
PRIVATE MARKETS
INVESTORS WATCH CREATORS THRIVE... BUT GET LOCKED OUT BY PRIVATE MARKETS

Creators raise, Investors get paid and trade in one ecosystem


GigaStar
A FULL INVESTMENT ECOSYSTEM
PRIMARY MARKET
GigaStar Portal LLC dba
GigaStar Market
Creators raise capital
Securities issued
BRIDGE
GigaStar Technologies LLC dba
GigaStar Portfolio
View all holdings
Track revenue & performance
SECONDARY MARKET
GigaStar Securities LLC dba
GigaStar Trading
Investors buy and sell
Securities traded

GigaStar runs the end-to-end Creator-Investor market. A Creator raises capital by selling a share of their future YouTube revenue as a security. Investors get paid a share of that revenue every month, automatically, through smart contracts.

After a 12-month hold, those positions can be bought and sold on GigaStar's SEC-registered market. No other company runs the entire value chain, which is what turns Creator revenue into an asset anyone can own and trade.

For our Investors, the value proposition is simple:

- buy a slice of a Creator's revenue

- get paid while you hold it
- trade it when you're ready.


GigaStar Market
GigaStar Portfolio
GigaStar Trading


Where to next?
GigaStar Market
GigaStar Trading
GigaStar Portfolio
Sign Out
Need help? Contact us

We've already raised $7M for Creators and distributed $1.4M back to Investors

Creators are raising capital, and Investors are getting paid every month.


GigaStar Portfolio
Investors get paid, and keep coming back.
8,600+ Investors paid to date
Revenue distributed automatically every month
30%+ of capital on the platform comes from repeat Investors
$3.6M in YouTube revenue processed for Investors annually
GigaStar Market
Creators keep showing up.
41 offerings listed
20.9M+ subscribers across channels
270M+ monthly views
$1.86M raised in our biggest Creator offering yet, sold out in hours
GigaStar Trading
Now Creator revenue can trade.
800+ Investors onboarding to trade
After 12 months, holdings become tradable

Built to stay the only one

GigaStar is one of only 10 companies in the US cleared to trade digital asset securities, a clearance that took years to earn. A competitor could build a platform tomorrow, but they can't shortcut the license, and they can't shortcut the Creator and Investor data GigaStar has already collected.

THE LICENSE.

SEC- and FINRA-registered, one of only 10 ATS approvals for digital asset securities in the US.

THE OPERATING MARKET.

Creators are raising, Investors are getting paid, every month, through a live regulated system.

THE BLOCKCHAIN RAILS.

Revenue is split and distributed automatically through smart contracts, no manual processing.

THE COMMUNITY.

Every Creator brings their own audience onto GigaStar. Those fans become Investors, and Investors become advocates for the next Creator.

The market is already running. Every offering and every payout adds liquidity, trust, and a track record that a new entrant would have to build from zero.

A competitor can't switch that flywheel on overnight.



Investors attract more Creators
More Creators bring more Investors

Professional Investors are backing us, and the press is paying attention

FEATURED IN

BUSINESS INSIDER

CHICAGO BUSINESS JOURNAL

yahoo!finance

DIGIDAY

AWARD WINNING

40 UNDER 40 CRAIN'S CHICAGO BUSINESS

2025 CHICAGO INNOVATION AWARDS WINNER

CREATORS RESULTS



TONY GASKINS

100% OF GOAL RAISED

$500K RAISED FOR CREATOR

$77,822 DISTRIBUTED TO INVESTORS as of 05/31/2026

"I like new technology, new ideas. GigaStar was so innovative. My audience gets to partake in my channel, and I love that."



LET'S TALK MONEY

100% OF GOAL RAISED

$424,455 RAISED FOR CREATOR

$87,711 DISTRIBUTED TO INVESTORS as of 05/31/2026

"It's not really about the funding — it's the Investor community. That next level of connection is what moves the needle."



CLEARVALUE TAX

100% OF GOAL RAISED

$1,87M

$865,332



MR. HAND PAY

100% OF GOAL RAISED

$2,58M

$218,507

RAISED FOR CREATOR	DISTRIBUTED TO INVESTORS as of 05/31/2026	RAISED FOR CREATOR	DISTRIBUTED TO INVESTORS as of 05/31/2026

- First offering sold out in 1 hour
- All offerings sold out
- 10% to 20% of revenue offered to Investors

- Record-Breaking $1.3M raised from the first offering, which sold out by closing date
- 10% revenue offered to Investors

Built by award-winning operators with exits to Robinhood and Disney



Hazem Dawani
CHIEF EXECUTIVE OFFICER
predata
Options City
Mohammed Asfour
CHIEF OPERATING OFFICER
IISE
Jason Aubrey
CHIEF ARCHITECT
EDGEWATER
Sarah McNabb
CHIEF MARKETING OFFICER
Victor Glava
CHIEF TECHNOLOGY OFFICER
Options City
robinhood
Scott Kitun
CHIEF BUSINESS OFFICER
Northwestern
MEDILL
technori
Andy Faberlle
VP OF PARTNERSHIPS
MAKER.

GigaStar sits at the intersection of two businesses: a regulated financial market and the Creator Economy it finances. Between them, this team has worked in — and exited — companies in both sectors.

On the market side, CEO Hazem Dawani and CTO Victor Glava built and sold OptionsCity in an 8-figure exit. Victor's next company, Cove Markets, was acquired by Robinhood.

On the Creator side, CBO Scott Kitun paid artists $50M+, growing Songfinch to $100M+ in sales. COO Mohammed Asfour built the largest YouTube partner network in the Middle East to 44M subscribers. And VP of Partnerships Andy Faberlle helped build Maker Studios, which Disney bought for $950M+.

That same market-building discipline now guides the team's approach to the Creator Economy. It shows up in regulatory rigor, disciplined execution, and long-term infrastructure thinking across GigaStar, all aimed at building a durable, regulated asset class for Creator revenue.

We earn money when Creators raise and Investors trade

GigaStar makes money the way a stock exchange does. We take a percentage of every transaction. Every raise, every payout, every trade, GigaStar earns a cut.

Primary Market

- A one time 10% fee on capital raised when an offering closes
- A 2% platform fee on the Creator's monthly Youtube revenue
- An 8% fee on monthly investor payouts (admin + yield fee)

Secondary Market

- 5% fee split with issuer

On a clear path to $62M by 2030



$70,000,000
$60,000,000
$50,000,000
$40,000,000
$35,000,000
$20,000,000
$10,000,000
revenue
$918,453
projected
$3M
projected
$7.6M
projected
$18.1M
projected
$62.M
2026
2027
2028
2029
2030

Future projections are not guaranteed. 2026 revenue is not finalized.

Revenue grew 56% year over year, from $350,792 in 2024 to $548,790 in 2025, with gross profit up 65% (audited). Instead of chasing revenue growth, we spent $3.9M earning licenses and building the secondary platform. That build is done, and it's put us at an inflection point: the primary market is live, has moved $7M+ to Creators and $1.4M+ to their Investors, and is now processing a $3.6M annual run rate in YouTube revenue — up 364% in a year.

The secondary market is now open.

The road from one market to the entire attention economy



FOLLOW THE MONEY
Influencer marketing revenue by platform 2025 ($bn)
Youtube
Instagram
TikTok
Facebook
Snapchat
0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
FT
Source: Emarketer

YouTube is the single largest pool of Creator revenue, which is why we built there first. But it isn't the only one — Instagram, Substack, Twitch, Beehiiv, and TikTok generate billions more every year, and GigaStar's model works on any platform with recurring Creator payouts.

New Platforms — Substack, Beehiiv, and Twitch

Institutional Capital — A Creator revenue fund brings institutional Investors onto the platform

Trading Liquidity — More offerings clear their 12-month hold and become tradable on GigaStar Trading

Lean Operation — AI keeps overhead low as the platform scales, so more of every dollar raised goes to growth

Early in a market built to scale into billions

SEEDRS
acquired by Republic in 2021 for
$100M

INX
acquired by Republic in 2025 for
$60M

SECURITIZE
valuation in its 2026 public debut
$1.25B

Regulated digital-securities platforms are consolidating, and the ones holding licenses with strong user bases are commanding lucrative exits — from nine-figure acquisitions to billion-dollar public debuts. GigaStar already has both: an SEC- and FINRA-registered license, and thousands of users on a platform built for exactly this kind of market.

Future projections are not guaranteed. There is no guarantee of an exit.

Invest, get perks, and a seat at the table

OUR PERK STACK	You get everything at your tier and every tier below it
$500	• Invite to quarterly CEO Investor updates • Access to the Investor Discord community
$1,000	• Early access to GigaStar platform news
$2,500	• "GigaStar Investor" LinkedIn badge
$5,000	• VIP invite to GigaStar's VidCon reception
$10,000	• $100 GigaStar Trading account bonus (in total)
$25,000	• $250 GigaStar Trading account bonus (in total) • Private virtual roundtable with CEO Hazem Dawani
$100,000	• $1,000 GigaStar Trading account bonus (in total) • Lunch with the CEO in Chicago (travel and accommodation not included.

Get in early to the Creator capital market


GigaStar
Here's to building the Creator Economy's
capital markets, together

GigaStar exists so everyday people can own a piece of the Creator Economy. We think the company itself should be built the same way, with retail and accredited Investors

as owners.

Own it early, on the best terms. Invest in GigaStar today!

This communication is provided by Creator Networks, Inc. (dba GigaStar).

INVESTMENTS DISCUSSED HEREIN ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. There is no guarantee of an active or liquid secondary market and investments are subject to market risk and will fluctuate in value.

Neither GigaStar nor its affiliated companies, including GigaStar Portal LLC (dba GigaStar Market), GigaStar Technologies LLC or GigaStar Securities LLC provides investment advice, makes investment recommendations, endorsements, or guarantees any offering in any way, shape, or form. Potential investors must make their own independent investment decisions and are strongly encouraged to consult with their independent legal, tax, and financial advisors before investing.

This communication is provided by Creator Networks, Inc. (dba GigaStar). Neither GigaStar nor its affiliated companies, including GigaStar Portal LLC (dba GigaStar Market), GigaStar Technologies LLC, or GigaStar Securities LLC, provides investment advice, makes investment recommendations, endorsements, or guarantees any offering in any way, shape, or form. Potential investors must make their own independent investment decisions and are strongly encouraged to consult with their independent legal, tax, and financial advisors before investing.

GigaStar Market is a SEC-registered Funding Portal and member of FINRA, which offers securities under Regulation Crowdfunding (Title III Crowdfunding) to investors 18 or older. GigaStar Securities LLC is an SEC-registered broker-dealer and member of FINRA/SIPC. Secondary trading is conducted via GigaStar Securities' SEC-registered Alternative Trading System (ATS). The ATS will only trade Digital Asset Securities.

INVESTMENTS DISCUSSED HEREIN ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. There is no guarantee of an active or liquid secondary market and investments are subject to market risk and will fluctuate in value.

Certain information was obtained from third-party sources believed to be reliable. However, GigaStar does not warrant or guarantee the accuracy, completeness or reliability of any information contained herein and provides no assurance that this information is, in fact, accurate. The information and data contained herein is for informational purposes only and is subject to change without notice.

The persons providing the testimonials herein have experience in the services that are provided by GigaStar Market. Their respective experience with GigaStar Market may not be representative of all other Clients of GigaStar Market. Testimonials are paid for by GigaStar Market. Testimonials do not constitute a guarantee of future performance or success related to any product, transaction, or service. Past performance of a security, company, service, or product does not guarantee future results or returns.

Neither the Securities and Exchange Commission nor any state agency has reviewed this investment opportunity or the investment offerings on the GigaStar investment platform.